_____________________________________________________________


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                          ____________

                       Amendment No. 24 to

                         SCHEDULE 14D-9

        Solicitation/Recommendation Statement Pursuant to
     Section 14(d)(4) of the Securities Exchange Act of 1934
                          ____________

                KANSAS CITY POWER & LIGHT COMPANY
                    (Name of Subject Company)

                KANSAS CITY POWER & LIGHT COMPANY
                (Name of Person Filing Statement)

                   Common Stock, no par value
                 (Title of Class of Securities)
                          ____________

                            485134100
              (CUSIP Number of Class of Securities)
                          ____________

                     Jeanie Sell Latz, Esq.
            Senior Vice President-Corporate Services
                Kansas City Power & Light Company
                           1201 Walnut
                Kansas City, Missouri 64106-2124
                         (816) 556-2200
    (Name, address and telephone number of person authorized
         to receive notice and communications on behalf
                 of the person filing statement)
                          ____________

                            Copy to:

                    Nancy A. Lieberman, Esq.
              Skadden, Arps, Slate, Meagher & Flom
                        919 Third Avenue
                    New York, New York  10022
                         (212) 735-3000

  _____________________________________________________________

     This statement amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Kansas City Power & Light Company, a Missouri corporation ("KCPL"), filed with the Securities and Exchange Commission (the "Commission") on July 9, 1996, as amended, (the "Schedule 14D-9"), with respect to the exchange offer made by Western Resources, Inc., a Kansas corporation ("Western Resources"), to exchange Western Resources common stock, par value $5.00 per share, for all of the outstanding shares of KCPL common stock, no par value ("KCPL Common Stock"), on the terms and conditions set forth in the prospectus of Western Resources dated July 3, 1996 and the related Letter of Transmittal.

     Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 9.   Material to be Filed as Exhibits.

     The following Exhibit is filed herewith:

     Exhibit 92     Advertisements appearing in newspapers commencing
                    August 8, 1996.

                        SIGNATURE

     After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                    KANSAS CITY POWER & LIGHT COMPANY

                       By:  /s/Jeanie Sell Latz
                            Jeanie Sell Latz
                            Senior Vice President-Corporate Services

Dated:  August 8, 1996

                          EXHIBIT INDEX


Exhibit No.                     Description                     Page
__________     ____________________________________________     ____

Exhibit 92     Advertisements appearing in newspapers
               commencing August 8, 1996

                                                                Exhibit 92

[Advertisements appearing in newspapers commencing August 8, 1996]

ATTENTION [KCPL logo] SHAREHOLDERS:

              WESTERN RESOURCES' HOSTILE OFFER
                   DOESN'T ADD UP TO VALUE

- -    We have carefully reviewed the terms of Western's
     proposed rate reduction settlement, and we believe it
     WILL IMPACT WESTERN'S FUTURE EARNINGS.

- - Western's proposed rate settlement results in the loss of more than $300 million in revenue. We believe this will impact on Western's ability to pay dividends at its promised rate. Western would be required to use in 1998 MORE THAN 90% OF ITS EARNINGS TO COVER DIVIDEND PAYMENTS.

- -    After all these months, Western still has not provided
     KCPL shareholders with an effective response to our very real concerns about Western's OVERSTATED MERGER-RELATED
     SAVINGS ASSUMPTIONS.

There is NO ASSURANCE that Western's hostile exchange offer -- which has been unanimously rejected by your Board -- will EVER BE COMPLETED.

THE KCPL/UTILICORP MERGER IS:

     [X]  BOARD APPROVED
     [X]  EMPLOYEE SUPPORTED
     [X]  COMMUNITY BACKED

A FAILURE to approve the KCPL/UtiliCorp merger would DEPRIVE you of its potential for growth in revenue, income and share value -- along with a dividend increase to $1.85 per share.

_____________________________________________________________________

The Special Meeting of Shareholders Will Be Held on August 16, 1996.

         VOTE "FOR" THE KCPL/UTILICORP MERGER TODAY
                  ON THE WHITE PROXY CARD.
_____________________________________________________________________

IF YOU HAVE ANY QUESTIONS OR NEED ASSISTANCE IN VOTING YOUR
KCPL SHARES, CALL KCPL INVESTOR RELATIONS AT 1-800-245-5275
OR D. F. KING & CO., INC., TOLL FREE, AT 1-800-714-3312.


August 8, 1996                      KANSAS CITY POWER & LIGHT COMPANY

                    TO KCPL SHAREHOLDERS


            IF YOU CUT THROUGH ALL THE RHETORIC,
                   IT REALLY COMES DOWN TO

                            TRUST
                         COMMITMENT
                           SUPPORT
                            VALUE

KCPL and UtiliCorp, with a combined 193 years of delivering returns to shareholders, proven reliability for customers, rewarding careers for employees and dedicated support for community, ask you to help us create a global energy leader right here in Kansas City.

 Vote FOR the KCPL merger with UtiliCorp on the WHITE proxy
                            card.

_____________________________________________________________

If you have any questions about the merger or need assistance completing the white proxy card, please call KCPL Investor
Relations toll free at 1-800-245-5275.

                         [KCPL logo]
                The Energy Behind Your Ideas

August 8, 1996